FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG GROUP PLC
2004 THIRD QUARTER RESULTS



                                        HIGHLIGHTS
---------------------------------------------------------------------------
    Third Quarter                              First Nine Months
  2004        2003         Results excluding    2004        2003
  GBPm        GBPm         exceptional items    GBPm        GBPm
                           (i)

 1,089       1,031    +6%  Turnover            2,917       2,700        +8%

   393         307   +28%  Total operating     1,071         924       +16%
                           profit

   215         161   +34%  Earnings              593         500       +19%

   6.1p        4.6p  +33%  Earnings per         16.8p       14.2p      +18%
                           share
---------------------------------------------------------------------------

---------------------------------------------------------------------------
                           Results including
                           exceptional items

   215         208    +3%  Earnings              655         553       +18%
   6.1p        5.9p   +3%  Earnings per         18.6p       15.7p      +18%
                           share
---------------------------------------------------------------------------


   - Total operating profit increased by 28% for the quarter
   - Earnings(i) up by 34% (GBP54 million)
   - At constant US$/UKGBP exchange rates and upstream prices(ii), total operating profit would have increased by 16%
   - Agreed to purchase additional equity in Rosetta field, Egypt
   - Agreements to increase Rosetta daily contracted sales volume
   - In Egypt, agreed to increase Scarab Saffron contracted quantities and purchase 0.7 mtpa of LNG
   - US Regulatory approval to expand Lake Charles to peaking capacity of
     2.1 bcf
   - Successful appraisal of Maria in the central North Sea
   - First exploration successes in the new acquisitions in Canada and Mauritania

BG Group's Chief Executive Frank Chapman said:

"This is a good set of results. Earnings momentum continues to be driven by BG Group's distinctive high growth programme. The Group is set for another year of excellent progress."

i) and ii) See Non-GAAP measures, page 8, for an explanation of results excluding exceptional items and results at constant US$/UKGBP exchange rates and upstream prices.

                                  BUSINESS REVIEW

The results discussed in this Business Review (pages 2 to 8) relate to BG Group's performance excluding exceptional items. For the impact and a description of exceptional items, see the consolidated profit and loss accounts (pages 10 and 11) and note 2 of the accounts (page 15). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Non-GAAP section (page 8) for an explanation of these measures.




                                 GROUP RESULTS

Results excluding exceptional items                 Third Quarter
                                                 2004           2003
                                                 GBPm           GBPm
        Turnover                                1,089          1,031        +6%

        Total operating profit
        Exploration and Production                295            221       +33%
        Liquefied Natural Gas                      38             29       +31%
        Transmission and Distribution              41             38        +8%
        Power Generation                           23             28       -18%
        Other activities                           (4)            (9)      -56%
                                                  393            307       +28%

        Net interest                              (17)           (23)      -26%
        Tax                                      (150)          (114)      +32%
        Earnings                                  215            161       +34%
        Earnings per share                        6.1p           4.6p      +33%
        Capital investment                        356            247       +44%

The Group delivered strong earnings growth of 34% to GBP215 million, despite the effect of the weaker US Dollar.

The Group's total operating profit increased by 28% to GBP393 million reflecting higher volumes, including the new high value liquid exports from the Karachaganak field in Kazakhstan, higher upstream prices and a strong performance in the LNG segment.

At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 16%.

The net interest charge is GBP6 million lower due to reduced net interest on Group borrowings and higher investment income, partially offset by interest on new finance leases. The effective tax rate was unchanged at 40%.

Capital investment in the quarter was GBP356 million.


                           EXPLORATION AND PRODUCTION

                                               Third Quarter
                                                   2004       2003
                                                   GBPm       GBPm

Production volumes (mmboe)                         39.7       38.4          +3%
Turnover                                            535        438         +22%

Total operating profit                              295        221         +33%

Average realised oil price per barrel          GBP23.65   GBP17.85         +32%
                                                ($42.80)   ($28.92)        +48%

Average realised liquids price per barrel      GBP16.89    GBP9.31         +81%
                                                ($30.56)   ($15.08)       +103%

Average realised gas price per produced therm     15.71p     15.29p         +3%

Lifting costs per boe                           GBP1.22    GBP0.92         +33%
                                                 ($2.20)    ($1.49)        +48%

Operating expenditure per boe                   GBP2.21    GBP1.91         +16%
                                                 ($4.01)    ($3.10)        +29%
Capital investment                                  238        151         +58%



Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.
Additional operating and financial data are given on page 20.


                                 Third quarter

E&P operating profit increased by GBP74 million (33%) to GBP295 million due to new higher value liquid exports from Karachaganak and higher upstream prices, partially offset by the effect of the weaker US Dollar.

At constant prices and US$/UKGBP exchange rates, E&P operating profits were up 13%.

Production volumes in the quarter were adversely impacted by a disruption at Gazprom's Orenburg processing unit in Russia which temporarily reduced the capacity of that facility to take Karachaganak production. Karachaganak and the UK were also affected by higher maintenance activities. Production has since returned to normal levels.

Turnover increased by 22% reflecting the increase in production volumes and higher upstream prices, partially offset by the weaker US Dollar.

Unit opex costs were up 30 pence per barrel of oil equivalent, principally due to the impact of the Orenburg incident, the maintenance activity referred to above and higher prices.

The exploration charge of GBP34 million is GBP18 million higher primarily due to well write-off and seismic expense reflecting increased exploration activity during the quarter.
Capital investment in the quarter of GBP238 million related primarily to continuing investment in Egypt, Kazakhstan and the UK.

For the UK gas year which commenced on 1 October 2004, BG's average UK contract gas price is expected to increase from around 18 pence per therm to approximately 20 pence per therm.

                       Third quarter business highlights

On 6 September, BG Group announced the agreement to acquire, for around $235 million, Shell's 40% stake in the Rosetta Concession, taking BG Group to an 80% holding. On 27 September, BG Group and partners announced an increase in the Rosetta daily contracted quantity (DCQ) from 275 to 345 mmscfd, effective in the second quarter of 2005.

On 24 September, BG Group announced an increase in contracted quantities from the Scarab Saffron fields from 475 mmscfd to 700 mmscfd. BG Group, EGAS, EGPC and Petronas will toll 225 mmscfd through the SEGAS owned Damietta LNG plant from the second quarter of 2005 for five years, reducing to 150 mmscfd in year five.

The Government of the Republic of Kazakhstan (RoK) continues to assert its right to pre-empt the Kashagan sale on the same terms and conditions. Discussions continue between the pre-empting parties and the Government of the RoK.

In the UK, BG Group continues its active drilling programme. On 1 November, BG Group and partners announced an appraisal success in the formerly fallow Maria discovery in Block 16/29a in the central North Sea, with estimated recoverable reserves of approximately 35 million barrels (BG equity 36%). BG Group is operator and the discovery lies adjacent to the BG Group-operated Armada asset. First production is scheduled for late 2006 or early 2007.

In Mauritania, two exploration wells have been drilled so far this year, one of which was successful.

The Canadian drilling programme has met with early success, with a 50% success rate from the first four wells completed.

Overall, BG Group has completed 17 exploration and appraisal wells since the beginning of the year, of which ten wells were successful.

On 8 August, BG Group acquired 60% and operatorship of the Norwegian Licence PL292, effective 1 January 2004. The block lies adjacent to existing BG Group assets in the UK's central North Sea.

On 24 September, BG Group announced the award of two new exploration concessions, El Manzala and El Burg on the Nile Delta, subject to formal approval by the Egyptian People's Assembly.

On 15 September, BG Group was awarded four blocks and their operatorship in the 22nd UK licensing round. Three of the blocks are adjacent to the BG Group-operated Armada asset.



                             LIQUEFIED NATURAL GAS

                                                       Third Quarter
                                                        2004    2003
                                                        GBPm    GBPm

Turnover                                                 336     362     -7%

Total operating profit
Shipping and marketing                                    24      30    -20%
Atlantic LNG                                              19       7   +171%
Other including business development                      (5)     (8)   -38%
                                                          38      29    +31%

Capital investment                                        97      74    +31%


                                 Third quarter

Total operating profit was up 31% to GBP38 million due to a strong performance from Atlantic LNG (ALNG), partially offset by the impact of tighter market conditions for short-term supply into Lake Charles and the impact of a weaker US Dollar.

During the third quarter, 23 cargoes (2003: 30 cargoes) were delivered into Lake Charles, and a further eight cargoes were diverted or re-marketed to take advantage of higher prices in other markets.

BG Group's share of the operating profit from ALNG increased by GBP12 million to GBP19 million. This was principally due to increased prices and volumes, particularly at ALNG Train 1.

                       Third quarter business highlights

On 15 September, the US Federal Energy Regulatory Commission (FERC) approved Southern Union's Phase 2 expansion of Lake Charles by 50% to 1.8 bcfd with peaking capacity of 2.1 bcfd. BG Group will continue to hold 100% rights to the storage and send out capacity of the terminal, after the expansion.

BG Group will purchase around 0.7 mtpa of LNG from Damietta LNG.

The Dragon LNG project is proceeding on the basis that it will obtain an exemption from the regulated third party access provisions imposed by the Second EU Gas Directive. The partners have received advanced comfort to this effect from both Ofgem and the European Commission. The importation terminal at Milford Haven is on course for operation in the fourth quarter of 2007.


                         TRANSMISSION AND DISTRIBUTION

                                                  Third Quarter
                                                2004         2003
                                                GBPm         GBPm

Turnover
Comgas                                           107          114      -6%
MetroGAS                                          47           47       -
Other                                             24           36     -33%
                                                 178          197     -10%

Total operating profit
Comgas                                            21           20      +5%
MetroGAS                                          11           11       -
Other                                              9            7     +29%
                                                  41           38      +8%

Capital investment                                15           18     -17%


                                 Third quarter

Turnover was broadly in line with the same period last year, after adjusting for the disposal of Phoenix Natural Gas.

In local currency, the operating profit reported by Comgas increased by 23%, underpinned by improved margins and volume growth of 10%. The volume growth came primarily from increased industrial sales volumes. Sterling reported profit rose by 5%.

MetroGAS in Argentina continues to operate in a difficult economic environment and reported operating profit of GBP11 million in line with last year.

Capital investment represents mainly the further development of the Comgas pipeline network.

                                POWER GENERATION

                                                   Third Quarter
                                                 2004        2003
                                                 GBPm        GBPm

Turnover                                           44          36      +22%

Total operating profit                             23          28      -18%

Capital investment                                  -           -        -

                                 Third quarter

Results from Premier Power were in line with 2003. The increase in turnover primarily reflects pass through of gas costs.

Sterling reported operating profit in the Philippines associate businesses was adversely affected by the weaker US Dollar and legal and administrative costs.

Business development expenditure was GBP1 million higher.

On 22 October, BG Group announced that discussions regarding the proposed Barca power station in Tunisia have not yet been concluded and that the project is no longer expected to contribute to the 2006 power target, which as a result has been revised down to 2.8 GW from
3.3 GW, a reduction of 500 MW.


                                OTHER ACTIVITIES

Other activities principally comprise New Business development expenditure and certain corporate costs.

In the quarter, other activities made a loss of GBP4 million compared to a loss of GBP9 million in 2003. The lower loss in the current quarter was due mainly to the release of a surplus provision on certain long-term gas contracts.


              PRESENTATION OF NON-GAAP MEASURES AND DEFINITIONS

                      Presentation of Non-GAAP measures

 i) Results excluding exceptional items (Business Performance) are presented as management believes that exclusion of these items facilitates understanding of the underlying performance and aids comparability of results for the periods concerned. The items excluded from Business Performance are exceptional items as defined by Financial Reporting Standard 3 - i.e. items which derive from events or transactions that fall within the ordinary activities of BG Group but which require separate disclosure in order to present a true and fair view of the performance during a period. For a reconciliation between results including and excluding exceptional items and for further details of exceptional items, see the consolidated profit and loss accounts, pages 10 and 11 and note 2 to the accounts, page 15.

ii) BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.


Definitions

In these results:
bcf        billion cubic feet
bcfd       billion cubic feet per day
bcmpa      billion cubic metres per annum
boe        barrels of oil equivalent
boed       barrels of oil equivalent per day
bopd       barrels of oil per day
CCGT       combined cycle gas turbine
DCQ        daily contracted quantity
DTI        Department of Trade and Industry
E&P        Exploration and Production
EPC        engineering, procurement and construction
EPIC       engineering, procurement, installation and commissioning
FEED       front end engineering design
GW         gigawatt
LNG        Liquefied Natural Gas
m          million
mmboe      million barrels of oil equivalent
mmcfd      million cubic feet per day
mmcmd      million cubic metres per day
mmscfd     million standard cubic feet per day
mmscm      million standard cubic metres
mmscmd     million standard cubic metres per day
mtpa       million tonnes per annum
MW         megawatt
ROACE      return on average capital employed
T&D        Transmission and Distribution
PSA        production sharing agreement
UKCS       United Kingdom Continental Shelf



LEGAL NOTICE
These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2003. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive information tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as estimated recoverable reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov.


                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                 THIRD QUARTER

                     ----------------------------     ------------------------------
                                2004                              2003
              Notes   Total    Excep-       Busi-     Total    Excep-         Busi-
                               tional        ness              tional          ness
                                items     perfor-               items       perfor-
                                            mance                             mance
                       GBPm      GBPm        GBPm      GBPm      GBPm          GBPm

Turnover          3   1,089         -       1,089     1,031         -         1,031
Operating
costs                  (745)        -        (745)     (765)        -          (765)
                     ----------------------------     ------------------------------

Group
operating
profit            3     344         -         344       266         -           266
Share of
operating
profits less
losses
in joint ventures and
associated
undertakings             49         -          49        41         -            41
                     ----------------------------     ------------------------------

Total
operating
profit            3     393         -         393       307         -           307
Profit on
disposal of
fixed assets      2       -         -           -        79        79             -
                     ----------------------------     ------------------------------
Profit on
ordinary
activities              393         -         393       386        79           307
Net
interest          4     (17)        -         (17)      (23)        -           (23)
                     ----------------------------     ------------------------------

Profit on
ordinary
activities
before
taxation                376         -         376       363        79           284
Tax on profit
on ordinary
activities             (150)        -        (150)     (146)      (32)         (114)
                     ----------------------------     ------------------------------

Profit on
ordinary
activities
after taxation          226         -         226       217        47           170
Minority
shareholders'
interest                (11)        -         (11)       (9)        -            (9)
                     ----------------------------     ------------------------------

Earnings                215         -         215       208        47           161
                     ----------------------------     ------------------------------

Earnings per
ordinary
share (i)         6     6.1p        -         6.1p      5.9p      1.3p          4.6p
                     ----------------------------     ------------------------------


i) There is no difference between basic and diluted earnings per ordinary share.






                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                               FIRST NINE MONTHS

                             -----------------------------     ------------------------------
                                         2004                               2003
                              Total     Excep-       Busi-      Total      Excep-       Busi-
Notes                                   tional        ness                 tional        ness
                                         items     perfor-                  items     perfor-
                                                     mance                              mance
                               GBPm       GBPm        GBPm      GBPm       GBPm          GBPm


Turnover                 3    2,917          -       2,917      2,700         -         2,700
Operating
costs                        (1,992)         -      (1,992)    (1,914)        -        (1,914)
                             -----------------------------     ------------------------------

Group
operating
profit                   3      925          -         925        786         -           786
Share of
operating
profits less
losses
in joint ventures and
associated undertakings         146          -         146        138         -           138
                             -----------------------------     ------------------------------

Total
operating
profit                   3    1,071          -       1,071        924         -           924
Profit on
disposal of
fixed assets             2       92         92           -         85        85             -
                             -----------------------------     ------------------------------

Profit on
ordinary
activities                    1,163         92       1,071      1,009        85           924
Net interest             4      (50)         -         (50)       (65)        -           (65)
                             -----------------------------     ------------------------------

Profit on
ordinary
activities
before
taxation                      1,113         92       1,021        944        85           859
Tax on profit
on ordinary
activities               5     (438)       (30)       (408)      (376)      (32)         (344)
                             -----------------------------     ------------------------------

Profit on
ordinary
activities
after taxation                  675         62         613        568        53           515
Minority
shareholders'
interest                        (20)         -         (20)       (15)        -           (15)
                             -----------------------------     ------------------------------

Earnings                        655         62         593        553        53           500
                             -----------------------------     ------------------------------

Earnings per
ordinary share (i)       6     18.6p       1.8p       16.8p      15.7p      1.5p         14.2p

                             -----------------------------     ------------------------------

i) There is no difference between basic and diluted earnings per ordinary share.

                   CONSOLIDATED STATEMENT OF TOTAL RECOGNISED
                      GAINS AND LOSSES - FIRST NINE MONTHS

                                                            2004          2003
                                                            GBPm          GBPm

Earnings                                                     655           553

Currency translation adjustments                             (30)           57
------------------------------------------------------------------------------
Total recognised gains and losses                            625           610
------------------------------------------------------------------------------



                           CONSOLIDATED BALANCE SHEET

                                                                  As at
                                                        30 Sept       31 Dec
                                                           2004         2003
                                                           GBPm         GBPm

Fixed assets:
                                                        -------      -------
Intangible assets                                         1,174          840
Tangible assets                                           4,468        4,020
Investments                                               1,066        1,038
                                                        -------      -------
                                                          6,708        5,898
Current assets:
                                                        -------      -------
Stocks                                                      175          119
Debtors: amounts falling due within one year                938          749
Debtors: amounts falling due after one year                 123           88
Investments                                                 221          201
Cash at bank and in hand                                    129          112
                                                        -------      -------
                                                          1,586        1,269
Creditors: amounts falling due within one year:
                                                        -------      -------
Borrowings                                                 (542)        (495)
Other creditors                                          (1,155)        (988)
                                                        -------      -------
                                                         (1,697)      (1,483)
----------------------------------------------------------------------------
Net current liabilities                                    (111)        (214)
----------------------------------------------------------------------------

Total assets less current liabilities                     6,597        5,684

Creditors: amounts falling due after more than one year:
                                                        -------      -------
Borrowings                                                 (814)        (539)
Other creditors                                            (147)        (154)
                                                        -------      -------
                                                           (961)        (693)

Provisions for liabilities and charges                   (1,120)      (1,075)
----------------------------------------------------------------------------
                                                          4,516        3,916
----------------------------------------------------------------------------


CAPITAL AND RESERVES
BG Group shareholders' funds                              4,505        3,925
Minority shareholders' interest                              11           (9)
----------------------------------------------------------------------------
                                                          4,516        3,916
----------------------------------------------------------------------------



                     MOVEMENT IN BG GROUP SHAREHOLDERS' FUNDS

Third Quarter                                                First Nine Months
 2004        2003                                             2004        2003
 GBPm        GBPm                                             GBPm        GBPm

  215         208   Profit for the financial period            655         553
    1           1   Issue of shares                              8           2
    8           -   Adjustment in respect of employee share      8           -
                    schemes
    -           -   Dividend                                   (61)        (56)
   53          10   Currency translation adjustments           (30)         57
------------------------------------------------------------------------------
  277         219   Net movement in BG Group shareholders'     580         556
                    funds for the financial period

4,228       3,661   BG Group shareholders' funds at the      3,925       3,324
                    beginning of the period
------------------------------------------------------------------------------
4,505       3,880   BG Group shareholders' funds as at 30    4,505       3,880
                    September
------------------------------------------------------------------------------



                        CONSOLIDATED CASH FLOW STATEMENT

Third Quarter                                                First Nine Months
 2004        2003                                                  2004        2003
 GBPm        GBPm                                                  GBPm        GBPm

  393         307       Total operating profit                    1,071         924
  (49)        (41)      Less: share of operating profit in         (146)       (138)
                        joint ventures and associated
                        undertakings
------------------------------------------------------------------------------------

  344         266       Group operating profit                      925         786
  116         118       Depreciation and amortisation               345         319
   16           2       Unsuccessful exploration expenditure         23          25
                        written off
   (5)         (1)      Provisions                                   (8)         (2)
  (23)          6       Working capital                            (138)        (93)
------------------------------------------------------------------------------------
  448         391       Net cash flow from operating              1,147       1,035
                        activities
    5           6       Dividends from joint ventures and            38          41
                        associated undertakings
   (3)         (9)      Returns on investments and servicing of     (24)        (25)
                        finance (i)
  (94)       (107)      Tax paid                                   (263)       (281)
 (267)       (246)      Capital expenditure and investment       (1,099)       (766)
                        (ii)
   34          73       Proceeds from sales of assets (iii)         314          81

  (60)        (55)      Equity dividends paid                      (123)       (110)
  (75)        (37)      Management of liquid resources              (22)         35
------------------------------------------------------------------------------------
  (12)         16       Net cash flow before financing              (32)         10
-------     -------                                               -------     -------
    1           1       Changes in share capital                      8           2
    0           1       Shares issued to minority                     0           3
                        interests
   24          16       Net movement in gross borrowings             49          51
-------     -------                                               -------     -------
   25          18       Net cash flow from financing                 57          56
                        activities
------------------------------------------------------------------------------------
   13          34       NET MOVEMENT IN CASH                         25          66
  113         178       Opening cash                                112         141
    3          (7)      Changing values of currency                  (8)         (2)
------------------------------------------------------------------------------------
  129         205       CLOSING CASH                                129         205
------------------------------------------------------------------------------------

i) Includes capitalised interest for the third quarter of GBP2 million (2003 GBP6 million) and for the nine months of GBP8 million (2003 GBP17 million).
ii) Includes loans to joint ventures and associated undertakings and cash acquired of GBP10 million on the purchase of a subsidiary undertaking in the first nine months of 2004 .
iii) Includes repayment of loans by joint ventures and associated undertakings of GBP34 million (2003 GBP3 million) for the third quarter and GBP139 million (2003 GBP9 million) for the nine months.



                RECONCILIATION OF NET BORROWINGS - FIRST NINE MONTHS

                                                                          GBPm

Net borrowings as at 1 January 2004                                       (721)
Net increase in cash in the period                                          25
Cash outflow from the management of liquid resources                        22
Cash inflow from change in gross borrowings                                (49)
Inception of finance leases                                               (283)
Foreign exchange                                                             -
------------------------------------------------------------------------------
Net borrowings as at 30 September 2004                                  (1,006)
------------------------------------------------------------------------------

Net borrowings (non-recourse) attributable to MetroGAS (including Gas Argentino) and Comgas were GBP317 million (1 January 2004 GBP345 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 18.2%
(1 January 2004 15.5%).

As at 30 September 2004, BG Group's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP1 billion, including BG Group shareholder loans of approximately GBP600 million. These net borrowings which form part of BG Group's share of the net assets in joint ventures and associated undertakings are included in BG Group's accounts.

Notes

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG Group's statutory accounts for the year ended 31 December 2003, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.

2. Exceptional items

Third Quarter                                                First Nine Months
    2004        2003                                            2004      2003
    GBPm        GBPm                                            GBPm      GBPm

       -          79   Profit on disposal of fixed assets         92        85
  ----------------------------------------------------------------------------
       -         (32)  Tax impact                                (30)      (32)
  ----------------------------------------------------------------------------
       -          47   Impact on earnings                         62        53
  ----------------------------------------------------------------------------

2004 second quarter: Disposal of investment

Profits on disposal of fixed assets during the second quarter of 2004 included the disposal of BG Group's interest in the Muturi Production Sharing Contract in Indonesia for GBP142 million realising a GBP71 million pre-tax and GBP43 million post-tax profit on the sale.

2004 first quarter: Disposal of investment

During the first quarter of 2004, BG Group disposed of its 1.21% holding of shares in a listed company, Gas Authority of India Limited, for GBP32 million. Tax of GBP2 million arose on the profit on disposal, based on the effective rate of capital gains tax applicable in India for long-term investments.

2003 third quarter: Disposal of investment

BG Group disposed of a number of North Sea gas production assets for a profit of GBP79 million. The resulting tax impact was a GBP32 million charge, leading to a net GBP47 million increase in earnings. Proceeds of GBP72 million arose on the sale.

2003 second quarter: Disposal of investment

In the second quarter, BG Group disposed of 50% of its 100% investment in BG Brindisi LNG S.p.A, realising a GBP6 million pre- and post-tax profit.

3. Segmental analysis

Third Quarter      Turnover excluding share of joint          First Nine
                   ventures                                   Months
   2004     2003                                                2004     2003
   GBPm     GBPm                                                GBPm     GBPm

    535      438   Exploration and Production                  1,502    1,319
    336      362   Liquefied Natural Gas                         802      759
    178      197   Transmission and Distribution                 479      506
     44       36   Power Generation                              143      126
      3        2   Other activities                                6        2
     (7)      (4)  Less: intra-group sales                       (15)     (12)
------------------------------------------------------------------------------
  1,089    1,031                                               2,917    2,700
------------------------------------------------------------------------------



                    Group               Share of operating profit in         Total
                    operating profit/   joint ventures and              operating profit/
                    (loss)              associated undertakings              (loss)

Third Quarter       2004         2003         2004         2003          2004         2003
                    GBPm         GBPm         GBPm         GBPm          GBPm         GBPm

Exploration
and Production       295          221            -            -           295          221
Liquefied
Natural Gas           19           22           19            7            38           29
Transmission
and
Distribution          31           28           10           10            41           38
Power
Generation             3            4           20           24            23           28
Other
activities            (4)          (9)           -            -            (4)          (9)
-------------------------------------------------------------------------------------------
                     344          266           49    41     41           393          307
-------------------------------------------------------------------------------------------

First Nine Months

Exploration
and Production       840          708            -            -           840          708
Liquefied
Natural Gas           23           25           49           35            72           60
Transmission
and
Distribution          62           52           31           30            93           82
Power
Generation            20           21           66           73            86           94
Other
activities           (20)         (20)           -            -           (20)         (20)
-------------------------------------------------------------------------------------------
                     925   786    786   110    146   138    138   634   1,071   924    924
-------------------------------------------------------------------------------------------

BG Group's share of turnover and operating profit in joint ventures for the third quarter was GBP60 million (2003 GBP65 million) and GBP18 million (2003 GBP24 million) respectively; and for the nine months was GBP181 million (2003 GBP181 million) and GBP61 million (2003 GBP69 million) respectively.

4. Net interest

Third Quarter                                                First Nine Months
  2004     2003                                                 2004      2003
  GBPm     GBPm                                                 GBPm      GBPm

   (13)     (24)  Net interest payable                           (38)      (57)
     2        6   Interest capitalised                             8        17
-------------------------------------------------------------------------------
   (11)     (18)                                                 (30)      (40)
    (4)       -   Finance lease interest                          (8)        -
    (4)      (3)  Unwinding of discount on provisions (i)         (8)       (9)
-------------------------------------------------------------------------------
     -       (2)  Unwinding of discount on deferred income        (4)       (6)
    10       10   Other net interest (ii)                         26        19
-------------------------------------------------------------------------------
    (9)     (13)  Net interest: Group                            (24)      (36)
    (5)      (7)  Joint ventures                                 (17)      (20)
    (3)      (3)  Associated undertakings                         (9)       (9)
-------------------------------------------------------------------------------
   (17)     (23)  Total net interest                             (50)      (65)
-------------------------------------------------------------------------------

i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.
ii) Includes GBP3 million (2003 GBP5 million) receivable from joint ventures and associated undertakings in the quarter, and GBP12 million (2003 GBP13 million) for the first nine months .

5. Taxation - first nine months

The taxation charge for the period before exceptional items was GBP408 million (2003 GBP344 million), representing an effective tax rate of 40% and the taxation charge including exceptional items was GBP438 million (2003 GBP376 million), representing an effective tax rate of 39%.

6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items

           Third Quarter                                       First Nine Months
        2004           2003                                   2004            2003
-----------------------------------------------------------------------------------
GBPm   Pence  GBPm    Pence                           GBPm   Pence     GBPm  Pence
         per            per                                    per             Per
       share          share                                  share           share
 215     6.1   208      5.9   Earnings                655     18.6     553    15.7
   -       -   (47)    (1.3)  Profit on disposals     (62)    (1.8)    (53)   (1.5)
-----------------------------------------------------------------------------------
 215     6.1   161      4.6   Earnings -              593     16.8     500    14.2
                              excluding
                              exceptional items
-----------------------------------------------------------------------------------

Earnings and earnings per share before interest, tax, depreciation and amortisation - including and excluding exceptional items

          Third Quarter                                         First Nine Months
        2004           2003                                   2004            2003
-----------------------------------------------------------------------------------

GBPm   Pence  GBPm    Pence                          GBPm    Pence    GBPm   Pence
         per            per                                    per             per
       share          share                                  share           share

 215     6.1   208      5.9   Earnings                655     18.6     553    15.7
  11     0.3     9      0.3   Minority interest        20      0.6      15     0.4
 150     4.2   146      4.1   Tax                     438     12.4     376    10.6
  17     0.5    23      0.6   Interest                 50      1.4      65     1.8
 116     3.3   118      3.3   Depreciation and        345      9.7     319     9.1
                              amortisation
-----------------------------------------------------------------------------------
 509    14.4   504     14.2   EBITDA - including    1,508     42.7   1,328    37.6
                              exceptional items

   -       -   (79)    (2.2)  Profit on disposals     (92)    (2.6)    (85)   (2.4)
-----------------------------------------------------------------------------------
 509    14.4   425     12.0   EBITDA - excluding    1,416     40.1   1,243    35.2
                              exceptional items
-----------------------------------------------------------------------------------

Earnings per share calculations in 2004 are based on shares in issue of 3,531 million for the quarter and 3,530 million for the first nine months.

There is no difference between the figures presented above and diluted earnings per share.

7. Capital investment - geographical analysis

      Third Quarter                                           First Nine Months
    2004           2003                                         2004      2003
    GBPm           GBPm                                         GBPm      GBPm

      65             39   NW Europe                              143       131
      18             15   South America                           72        48
      75             72   Asia and Middle East                   225       239
      82             35   North America and Trinidad             606        99
     116             86   Mediterranean Basin and Africa         339       226
-------------------------------------------------------------------------------
     356            247                                        1,385       743
-------------------------------------------------------------------------------

8. Quarterly information: earnings and earnings per share

                                 2004       2003       2004        2003
                                 GBPm       GBPm      pence       pence


First quarter
- including exceptional items     206        179        5.8         5.1
- excluding exceptional items     186        179        5.3         5.1
Second quarter
- including exceptional items     234        166        6.6         4.7
- excluding exceptional items     192        160        5.4         4.5
Third quarter
- including exceptional items     215        208        6.1         5.9
- excluding exceptional items     215        161        6.1         4.6
Fourth quarter
- including exceptional items                215                    6.1
- excluding exceptional items                183                    5.2
-----------------------------------------------------------------------
Full year
- including exceptional items                768                   21.8
- excluding exceptional items                683                   19.4
-----------------------------------------------------------------------



Supplementary information: Exploration and Production - operating and financial data

  Third Quarter                                       First Nine Months
  2004     2003                                           2004     2003

                         Production volumes (mmboe)
   4.8      6.1   -21%   - oil                            15.6     17.7   -12%
   6.4      4.3   +49%   - liquids                        17.8     13.7   +30%
  28.5     28.0    +2%   - gas                            88.4     83.3    +6%
 -------  -------                                        -------  -------
  39.7     38.4    +3%   - total                         121.8    114.7    +6%
 -------  -------                                        -------  -------

GBP23.65 GBP17.85 +32%   Average realised oil price per GBP20.36 GBP18.14 +12%
($42.80) ($28.92) +48%   barrel                         ($36.94) ($29.22) +26%

GBP16.89  GBP9.31 +81%   Average realised liquids price GBP12.92  GBP8.84 +46%
($30.56) ($15.08)+103%   per barrel                     ($23.45) ($14.23) +65%

 18.33p   15.74p  +16%   Average realised UK gas price   18.69p   16.40p  +14%
                         per produced therm

 14.17p   14.94p   -5%   Average realised International  13.68p   13.96p   -2%
                         gas price per produced therm

 15.71p   15.29p   +3%   Average realised gas price per  15.69p   15.11p   +4%
                         produced therm

 GBP1.22  GBP0.92  +33%  Lifting costs per boe         GBP1.05  GBP0.94   +12%
($2.20)  ($1.49)   +48%                                 ($1.91)  ($1.52)  +26%

 GBP2.21  GBP1.91  +16%  Operating expenditure per     GBP2.03  GBP1.89    +7%
($4.01)  ($3.10)   +29%  boe                            ($3.69)  ($3.04)  +21%

   151      114    +32%  Development expenditure (GBPm)    415      352   +18%

                         Gross exploration expenditure
                         (GBPm)
    75       30   +150%  - capitalised expenditure         170      126   +35%
    18       14    +29%  - other expenditure                44       30   +47%
 -------  -------                                        -------  -------
    93       44   +111%  - gross expenditure               214      156   +37%
 -------  -------                                        -------  -------

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2004 by approximately GBP30 million to GBP40 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2004, other factors being constant, a 10 cent strengthening (or weakening) of the US Dollar would increase (or decrease) operating profit by approximately GBP70 million, whilst not having a significant effect on cash flow before financing activities.

Enquiries
Enquiries relating to BG Group's           General enquiries about shareholder
results, business and financial position   matters should be made to:
should be made to:

Investor Relations Department              Lloyds TSB Registrars
BG Group plc                               The Causeway
100 Thames Valley Park Drive               Worthing
Reading                                    West Sussex
Berkshire                                  BN99 6DA
RG6 1PT

Tel: 0118 929 3025                         Tel: 0870 600 3951
e-mail: invrel@bg-group.com



Financial Calendar

Announcement of 2004 fourth quarter
and full year results and annual
strategy presentation                      15 February 2005

Announcement of 2004 first quarter results 10 May 2005




                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 November 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary